                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934/1/


                     ------------------------------------


                   INTERNATIONAL FAMILY ENTERTAINMENT, INC.
  --------------------------------------------------------------------------
                               (Name of Issuer)


                Class B Common Stock, par value $.01 per share
                ----------------------------------------------
                        (Title of Class of Securities)

                                  45950M 10 6
                -----------------------------------------------
                                (CUSIP Number)

                            Arthur M. Siskind, Esq.
                   c/o News America Publishing Incorporated
                         The News Corporation Limited
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000
                -----------------------------------------------
                                with copies to:

       Jay Itzkowitz, Esq.            C. N. Franklin Reddick, III, Esq.                  Jeffrey W. Rubin, Esq.
         Fox Television             Troop Meisinger Steuber & Pasich, LLP      Squadron, Ellenoff, Plesent & Sheinfeld, LLP
      10201 West Pico Blvd.                  10940 Wilshire Blvd.                           551 Fifth Avenue
  Los Angeles, California 90035         Los Angeles, California 90024                   New York, New York 10176

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 June 11, 1997
                     ------------------------------------
                         (Date of event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                             (Page 1 of 24 Pages)

----------------------

/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------------------------------------
1    Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
     The News Corporation Limited
--------------------------------------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                            (a)  [X]
                                                                                 (b)  [_]
--------------------------------------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------------------------------------
4    Source of Funds
      AF, WC
--------------------------------------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                                         [_]
--------------------------------------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     South Australia, Australia
--------------------------------------------------------------------------------------------------------------
                                   7     Sole Voting Power
                                         -0-
         Number of               -----------------------------------------------------------------------------
          Shares                   8     Shared Voting Power
        Beneficially                      25,263,659
         Owned by                -----------------------------------------------------------------------------
           Each                    9     Sole Dispositive Power
         Reporting                       -0-
        Person with               -----------------------------------------------------------------------------
                                   10    Shared Dispositive Power
                                          25,263,659
--------------------------------------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,263,659
--------------------------------------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                     [_]
--------------------------------------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
      51.9%
--------------------------------------------------------------------------------------------------------------
14   Type of Reporting Person
     CO
--------------------------------------------------------------------------------------------------------------


                     SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------
1    Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
     K. Rupert Murdoch
--------------------------------------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                            (a)  [X]
                                                                                 (b)  [_]
--------------------------------------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------------------------------------
4    Source of Funds
      AF
--------------------------------------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                                         [_]
--------------------------------------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------------------------------------
                                   7     Sole Voting Power
                                         -0-
         Number of               -----------------------------------------------------------------------------
          Shares                   8     Shared Voting Power
        Beneficially                      25,263,659
         Owned by                -----------------------------------------------------------------------------
           Each                    9     Sole Dispositive Power
         Reporting                       -0-
        Person with               -----------------------------------------------------------------------------
                                   10    Shared Dispositive Power
                                          25,263,659
--------------------------------------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,263,659
--------------------------------------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                     [_]
--------------------------------------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
      51.9%
--------------------------------------------------------------------------------------------------------------
14   Type of Reporting Person
     IN
--------------------------------------------------------------------------------------------------------------


                     SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------
1    Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
     Twentieth Holdings Corporation
     95-4066193
--------------------------------------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                            (a)  [X]
                                                                                 (b)  [_]
--------------------------------------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------------------------------------
4    Source of Funds
      AF
--------------------------------------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                                         [_]
--------------------------------------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware, USA
--------------------------------------------------------------------------------------------------------------
                                   7     Sole Voting Power
                                         -0-
         Number of               -----------------------------------------------------------------------------
          Shares                   8     Shared Voting Power
        Beneficially                      25,263,659
         Owned by                -----------------------------------------------------------------------------
           Each                    9     Sole Dispositive Power
         Reporting                       -0-
        Person with               -----------------------------------------------------------------------------
                                   10    Shared Dispositive Power
                                          25,263,659
--------------------------------------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,263,659
--------------------------------------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                     [_]
--------------------------------------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
      51.9%
--------------------------------------------------------------------------------------------------------------
14   Type of Reporting Person
     CO
--------------------------------------------------------------------------------------------------------------


                     SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------
1    Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
     Fox Television Stations, Inc.
     52-1408474
--------------------------------------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                            (a)  [X]
                                                                                 (b)  [_]
--------------------------------------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------------------------------------
4    Source of Funds
      AF
--------------------------------------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                                         [_]
--------------------------------------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware, USA
--------------------------------------------------------------------------------------------------------------
                                   7     Sole Voting Power
                                         -0-
         Number of               -----------------------------------------------------------------------------
          Shares                   8     Shared Voting Power
        Beneficially                      25,263,659
         Owned by                -----------------------------------------------------------------------------
           Each                    9     Sole Dispositive Power
         Reporting                       -0-
        Person with               -----------------------------------------------------------------------------
                                   10    Shared Dispositive Power
                                          25,263,659
--------------------------------------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,263,659
--------------------------------------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                     [_]
--------------------------------------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
      51.9%
--------------------------------------------------------------------------------------------------------------
14   Type of Reporting Person
     CO
--------------------------------------------------------------------------------------------------------------


                     SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------
1    Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
     Haim Saban
--------------------------------------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                            (a)  [X]
                                                                                 (b)  [_]
--------------------------------------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------------------------------------
4    Source of Funds
     AF
--------------------------------------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                                         [_]
--------------------------------------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------------------------------------
                                   7     Sole Voting Power
                                         -0-
         Number of               -----------------------------------------------------------------------------
          Shares                   8     Shared Voting Power
        Beneficially                      25,263,659
         Owned by                -----------------------------------------------------------------------------
           Each                    9     Sole Dispositive Power
         Reporting                       -0-
        Person with               -----------------------------------------------------------------------------
                                   10    Shared Dispositive Power
                                         25,263,659
--------------------------------------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,263,659
--------------------------------------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                     [_]
--------------------------------------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
      51.9%
--------------------------------------------------------------------------------------------------------------
14   Type of Reporting Person
     IN
--------------------------------------------------------------------------------------------------------------


                     SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------------------------------------
1    Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
     Fox Kids Worldwide, Inc.
     95-4596247
--------------------------------------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                            (a)  [X]
                                                                                 (b)  [_]
--------------------------------------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------------------------------------
4    Source of Funds
      AF, BK, OO
--------------------------------------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)                                                                         [_]
--------------------------------------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Delaware, USA
--------------------------------------------------------------------------------------------------------------
                                   7     Sole Voting Power
                                          25,263,659
         Number of               -----------------------------------------------------------------------------
          Shares                   8     Shared Voting Power
        Beneficially
         Owned by                -----------------------------------------------------------------------------
           Each                    9     Sole Dispositive Power
         Reporting                        25,263,659
        Person with               -----------------------------------------------------------------------------
                                   10    Shared Dispositive Power

--------------------------------------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     25,263,659
--------------------------------------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares                     [_]
--------------------------------------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
      51.9%
--------------------------------------------------------------------------------------------------------------
14   Type of Reporting Person
     CO
--------------------------------------------------------------------------------------------------------------


                     SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.
        -------------------

        The title of the class of equity securities to which this statement relates is Class B common stock, $.01 par value per share (the "Class B Common Stock"), of International Family Entertainment, Inc., a Delaware corporation ("IFE"). The address of the principal executive offices of IFE is 2877 Guardian Lane, Virginia Beach, Virginia 23452.

Item 2. Identity and Background.
        -----------------------

        This statement is being filed by (i) The News Corporation Limited, a South Australia, Australia corporation ("News Corporation"), with its principal executive offices located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, California 90035,
(iii) Twentieth Holdings Corporation, a Delaware corporation ("Twentieth Holdings"), with its principal executive offices located at 10201 West Pico Boulevard, Los Angeles, California 90035, (iv) Fox Television Stations, Inc., a Delaware corporation ("Fox Television"), with its principal executive offices located at 1999 South Bundy Drive, Los Angeles, California 90066, (v) Haim Saban, a United States citizen, with his business address at 10960 Wilshire Boulevard, Los Angeles, California 90024 and (vi) Fox Kids Worldwide, Inc., a Delaware corporation ("FKWW"), with its principal executive offices located at 10960 Wilshire Boulevard, Los Angeles, California 90024. News Corporation, K. Rupert Murdoch, Twentieth Holdings, Fox Television, Haim Saban and FKWW are referred herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of News Corporation, Twentieth Holdings, Fox Television and FKWW are set forth in
Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

        K. Rupert Murdoch holds voting preferred shares of Twentieth Holdings representing 76% of the voting power thereof. Such preferred stock is redeemable at the option of Fox, Inc., a wholly-owned subsidiary of News Corporation. News Corporation through Fox, Inc. holds all of the common stock of

Twentieth Holdings (representing substantially all of the equity and 24% of the voting securities thereof). Twentieth Holdings owns 100% of the outstanding common stock of Fox Television.

        Twentieth Holdings is the holding company for Fox Television and Fox Broadcasting Company.

        Fox Television owns and operates 22 broadcast television stations in the United States.

        Fox Television owns 49.5% of the outstanding common stock of FKWW, representing 49.95% of the voting power of FKWW. Of the remaining shares of outstanding common stock of FKWW, Haim Saban and entities which he controls own 49.5% representing 49.95% of the voting power of FKWW, and Allen & Company Incorporated owns 1.0% representing 0.1% of the voting power of FKWW. Haim Saban is the Chairman of the Board and Chief Executive Officer of FKWW and Chairman and Chief Executive Officer of Saban Entertainment, Inc.

        FKWW is a fully-integrated global children's television entertainment company which develops, acquires, produces, broadcasts and distributes quality animated and live-action children's programming.

        News Corporation is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming, television broadcasting, publication of newspapers, magazines, books and promotional free-standing inserts, developing digital broadcasting, conditional access and subscription management systems and providing computer information services.

        K. Rupert Murdoch is the Chairman and Chief Executive of News Corporation; a director of News Limited, News Corporation's principal subsidiary in Australia; a director of News International plc, News Corporation's principal subsidiary in the United Kingdom; Chairman, Chief Executive Officer, President and a director of News America Holdings Incorporated, News Corporation's principal subsidiary in the United States; Chairman and a director of Satellite Television Asian Region Limited, the Asia Pacific Region's largest satellite television broadcaster; a director of British Sky Broadcasting Group plc, which operates the leading pay television broadcasting services in the United Kingdom and the Republic of Ireland; and a director of FKWW.

        Approximately 30% of the voting stock of News Corporation is owned by Cruden Investments Pty. Limited, a subsidiary thereof, Mr. Murdoch, members of his immediate family and a corporation which is controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons.

        Cruden Investments Pty. Limited is a private Australian incorporated investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities. By virtue of shares of News Corporation owned by corporations which are controlled by the trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

        During the last five years, neither any of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any director or executive officer of News Corporation, Twentieth Holdings, Fox Television and FKWW, has
(i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        The amount of the funds to be used to purchase the securities reported as beneficially owned in Item 5 is estimated to be approximately $545,000,000. In order to finance the acquisition of the outstanding common stock of IFE (excluding the shares being acquired from Liberty IFE, Inc. ("LIFE") described below), FKWW has established, pursuant to a letter of commitment dated as of June 6, 1997 (the "Letter of Commitment"), a $500,000,000 7-year Secured Reducing Revolving Credit Facility (the "Tranche A Revolving Credit"), a $400,000,000 7-year Secured Reducing Revolving Credit Facility (the "Tranche B Revolving Credit") and a $350,000,000 9-year Secured Term Loan Facility (the "Term Loan; and together with the Tranche A Revolving Credit and the Tranche B Revolving Credit, the "Facilities") with Citibank, N.A. ("Citibank") acting as the sole agent for a syndicate of financial institutions providing the Facilities.

FKWW is acquiring the Class C Common Stock and IFE Notes (as hereinafter defined) from LIFE in exchange for a new series of 8.5% preferred stock of FKWW having a liquidation preference equivalent to $35 per Class C share, plus an amount designed to compensate LIFE for forgoing interest on the IFE Notes and for certain tax consequences, and which are exchangeable at the option of LIFE upon the occurrence of certain events into 8.5% preferred stock of News Publishing Australia Limited. The Contribution and Exchange Agreement, dated as of June 11, 1997, by and among FKWW, LIFE and Liberty Media Corporation, a Delaware corporation ("Liberty") (the "Contribution Agreement"), provides that in the event of certain changes or proposed changes to tax laws, the parties shall negotiate the terms of a substitute security to be issued to LIFE. In addition, FKWW will be advanced approximately $250,000,000 to $350,000,000 from Fox Broadcasting Company or an affiliate thereof in exchange for a new series of 12.5% preferred stock of FKWW. These funds will come from the working capital of News Corporation or an affiliate thereof.

Item 4. Purpose of Transaction.
        ----------------------

        The purpose of the transactions is to acquire all of the outstanding common stock of IFE through the transactions described in Item 6 and to cause the Class B Common Stock to be delisted from the New York Stock Exchange.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        The number of shares of Class B Common Stock beneficially owned as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, by the Reporting Persons as of the date hereof is 25,263,659 shares, representing
(i) 3,891,121 shares of Class B Common Stock to be purchased from The Christian Broadcasting Network, Inc., a Virginia corporation ("CBN"); (ii) 4,214,325 shares of Class B Common Stock to be purchased from Regent University, a Virginia corporation ("Regent"); (iii) 5,000,000 shares of Class A Common Stock in the form of Class B Common Stock issuable upon conversion thereof and 2,481,981 shares of Class B Common Stock to be purchased from the Robertsons (as hereinafter defined); and (iv) 7,088,732 shares of non-voting Class C Common Stock, par value $.01 per share (the "Class C Common Stock"), and $23 million principal amount of 6% Convertible Secured Notes due 2004 (which are convertible into 2,587,500 shares of Class C Common Stock) (the "IFE Notes") to be acquired from LIFE, with each share of Class C Common Stock, either directly or following conversion of the IFE Notes, convertible into an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 51.9% of the outstanding shares of Class B Common Stock assuming full conversion of the Class A and Class C Common Stock into Class B Common Stock. Assuming consummation of the transactions described in Item 6, FKWW has sole voting and dispositive power with respect to the shares of Class

B Common Stock which it beneficially holds. Assuming consummation of the transactions described in Item 6, the other Reporting Persons share voting and dispositive power among themselves with respect to all shares of Class B Common Stock which they beneficially hold. For purposes of computing the percentage of beneficial ownership of the Reporting Persons, the total number of shares of Class B Common Stock considered to be outstanding is 48,707,777.

        No transactions were effected by the Reporting Persons in the Class B Common Stock during the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Pursuant to a Stock Purchase Agreement dated as of June 11, 1997, by and between FKWW and CBN (the "CBN Purchase Agreement"), CBN agreed, subject to the terms and conditions thereof, to sell to FKWW all of the voting securities of IFE owned by CBN, consisting of 3,891,121 shares of Class B Common Stock. The purchase price of these shares is $35 per share.

        Pursuant to a Stock Purchase Agreement as of dated June 11, 1997, by and between FKWW and Regent (the "Regent Purchase Agreement"), Regent agreed, subject to the terms and conditions thereof, to sell to FKWW all of the voting securities of IFE owned by Regent, consisting of 4,214,325 shares of Class B Common Stock. The purchase price of these shares is $35 per share.

        Pursuant to a Stock Purchase Agreement dated as of June 11, 1997, by and among FKWW, M.G. "Pat" Robertson, individually and as trustee of each of the Robertson Charitable Remainder Unitrust, (the "PR Charitable Trust"), the Gordon
P. Robertson Irrevocable Trust, the Elizabeth F. Robinson Irrevocable Trust, and the Ann R. Lablanc Irrevocable Trust (collectively, the "PR Trusts"), Lisa N. Robertson and Timothy B. Robertson ("Tim Robertson"), as joint tenants, and Tim Robertson, individually, as trustee of each of the Timothy and Lisa Robertson Children's Trust (the "TR Family Trust") and the Timothy B. Robertson Charitable Trust (the "TR Charitable Trust" and collectively, the "TR Trusts"), and as custodian to and for each of his five children (Pat Robertson, the PR Trusts, Lisa N. Robertson, Tim Robertson and the TR Trusts, collectively the "Robertsons") (the "Robertson Purchase Agreement", and together with the CBN Purchase Agreement and the Regent Agreement, the "Stock Purchase Agreements"), M.G. "Pat" Robertson agreed, subject to the terms and conditions thereof, on his behalf and on behalf of the PR Trusts to sell 506,375 shares of Class B Common Stock and 3,125,000 shares of Class A Common Stock (in the form of Class B Common Stock) to FKWW for a cash price of $35 per share. In addition, pursuant to the Robertson Purchase Agreement and subject to the terms and conditions thereof, following the sale of such shares, M.G. "Pat" Robertson agreed to exercise all options held by him to acquire 625,000 shares of Class B Common Stock and to immediately sell such shares to FKWW for a cash price of $35 per share.

        Pursuant to the Robertson Purchase Agreement, Tim Robertson agreed, subject to the terms and conditions thereof, to sell 725,606 shares of Class B Common Stock and 1,875,000 shares of Class A Common Stock (in the form of Class B Common Stock) to FKWW for a cash price of $35 per share. In addition, pursuant to the Robertson Purchase Agreement and subject to the terms and conditions thereof, following the sale of such shares, Tim Robertson has agreed to exercise all options held by him to acquire 625,000 shares of Class B Common Stock and to immediately sell such shares to FKWW for a cash price of $35 per share.

        Pursuant to the terms and conditions of the Contribution Agreement, FKWW agreed to acquire all of the shares of Class C Common Stock of IFE, consisting of 7,088,732 shares of Class C Common Stock and $23 million principal amount of the IFE Notes from LIFE, in exchange for shares of a newly issued series of 8.5% preferred stock of FKWW. The Class C Common Stock is immediately convertible into shares of Class B Common Stock of IFE, and the IFE Notes are ultimately convertible into shares of Class B Common Stock of IFE after first being converted into shares of Class C Common Stock. Upon consummation of the Stock Purchase Agreements and the Contribution Agreement, FKWW will own a majority of IFE's voting securities on a fully diluted basis.

        Immediately following the consummation of the private purchases pursuant to the Stock Purchase Agreements and the Contribution Agreement, FKWW will acquire the remaining voting securities of IFE by way of a merger (the "Merger") of Fox Kids Merger Corporation, a Delaware corporation and wholly-owned subsidiary of FKWW ("FKWW Sub"), with and into IFE, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among FKWW, FKWW Sub and IFE, dated as of June 11, 1997 (the "Merger Agreement"). As a result of the Merger, IFE, as the surviving corporation in the Merger (the "Surviving Corporation"), will become a wholly-owned subsidiary of FKWW, and each issued and outstanding share of Class B Common Stock (other than shares owned by FKWW, FKWW Sub, IFE or any of their respective subsidiaries, or by stockholders who have validly perfected their appraisal rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive $35 in cash, subject to certain adjustment. After the consummation of the Merger, FKWW will own all of the outstanding voting securities of the Surviving Corporation.

        The consummation of the transactions contemplated hereby are subject to the satisfaction of certain conditions, including, without limitation, expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and, in any event, will not occur until the expiration of 20 days from the date a definitive information statement is sent to IFE's stockholders.


Item 7. Materials to be Filed as Exhibits.
        ---------------------------------

        Document                                                     Exhibit No.
        --------                                                     -----------
        CBN Stock Purchase Agreement dated as of June 11, 1997               1
        Regent Stock Purchase Agreement dated as of June 11, 1997            2
        Robertson Stock Purchase Agreement dated as of June 11, 1997         3
        Contribution and Exchange Agreement dated as of June 11, 1997        4
        Agreement and Plan of Merger dated as of June 11, 1997               5
        Letter of Commitment dated as of June 6, 1997                        6
        Agreement of Joint Filing                                            7

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 20, 1997
                                          THE NEWS CORPORATION LIMITED



                                          By: /s/ Arthur M. Siskind
                                             ----------------------------------
                                              Name:  Arthur M. Siskind
                                              Title: Director

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 20, 1997




                                                 /s/ K. Rupert Murdoch
                                                 ----------------------------
                                                 K. Rupert Murdoch

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 20, 1997
                                             TWENTIETH HOLDINGS CORPORATION



                                             By: /s/ Jay Itzkowitz
                                                -------------------------------
                                                 Name:  Jay Itzkowitz
                                                 Title: Senior Vice President
                                                        and Secretary

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 20, 1997
                                              FOX TELEVISION STATIONS, INC.



                                              By: /s/ Jay Itzkowitz
                                                 -------------------------------
                                                  Name:  Jay Itzkowitz
                                                  Title: Senior Vice President
                                                         and Secretary

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 20, 1997




                                                         /s/ Haim Saban
                                                         -----------------------
                                                         Haim Saban

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 20, 1997
                                         FOX KIDS WORLDWIDE, INC.


                                         By: /s/ Haim Saban
                                            -----------------------------------
                                             Name: Haim Saban
                                             Title:   Chief Executive Officer

Schedule 1
----------

          Directors, Executive Officers and Controlling Persons of The News Corporation Limited ("News Corporation"), Fox Television Stations, Inc. ("Fox Television"), Twentieth Holdings Corporation ("Twentieth Holdings") and Fox Kids Worldwide, Inc. ("FKWW")

                                                                                          Principal Business or
                                                                                          Organization in Which
                                                                                           Such Employment is
            Name                     Principal Occupation and Business Address                 Conducted
            ----                     -----------------------------------------                 ---------
K. Rupert Murdoch                  Chairman and Chief Executive of News                  News Corporation
                                   Corporation; Director of News Limited;
                                   Director of News International plc; Chairman,
                                   Chief Executive Officer, President and
                                   Director of News America Holdings
                                   Incorporated ("NAHI"), Chairman and Director
                                   of Satellite Television Asian Region Limited
                                   ("STAR TV"); Director of British Sky
                                   Broadcasting Group plc ("BSkyB"); Director of
                                   FKWW; Director of Fox Television; Director of
                                   Twentieth Holdings
                                   10201 West Pico Boulevard
                                   Los Angeles, CA 90035

Chase Carey                        Executive Director and Co-Chief Operating             Fox Television
                                   Officer of News Corporation; Director and
                                   Executive Vice President of NAHI; Chairman and
                                   Chief Executive Officer of Fox Television; Chief
                                   Operating Officer and Executive Vice President of
                                   Fox, Inc.; Director of FKWW; Director and
                                   President of Twentieth Holdings
                                   10201 West Pico Boulevard
                                   Los Angeles, CA 90035

Peter Chernin                      Executive Director, President and Chief Operating     News Corporation
                                   Officer of News Corporation; Director, Chairman
                                   and Chief Executive Officer of NAHI and the
                                   "Fox Group", which consists of the North
                                   American operations of News Corporation
                                   10201 West Pico Boulevard
                                   Los Angeles, CA 90035

Samuel H. Chisholm/1/              Executive Director of News Corporation; Chief         BSkyB
                                   Executive and Managing Director of BSkyB;
                                   Director of STAR TV
                                   6 Centaurs Business Park
                                   Grant Way
                                   Isleworth
                                   Middlesex TW7 5QD

-----------------------
/1/         Citizen of New Zealand

                                                                                             Principal Business or
                                                                                             Organization in Which
                                                                                              Such Employment is
             Name                    Principal Occupation and Business Address                    Conducted
             ----                    -----------------------------------------                    ---------
Ken E. Cowley/2/                   Executive Director of News Corporation;               News Corporation
                                   Chairman and Director of News Limited;
                                   Managing Director of Australian operations;
                                   Executive Chairman and Director of Ansett
                                   Holdings Limited; Director and Executive Vice
                                   President of NAHI
                                   2 Holt Street
                                   Sydney, New South Wales 2010
                                   Australia

David F. DeVoe                     Executive Director, Senior Executive Vice             News Corporation
                                   President and Chief Financial Officer and Finance
                                   Director of News Corporation; Director and
                                   Executive Vice President of NAHI; Director of
                                   STAR TV; Director of BSkyB;  Director of Fox
                                   Television; Director of Twentieth Holdings
                                   1211 Avenue of the Americas
                                   New York, New York 10036

Aatos Erkko/3/                     Non Executive Director of News Corporation;           Saroma
                                   Chairman and Chief Executive Officer of Saroma
                                   Group and Saroma Corporation ("Saroma"),
                                   privately owned media companies in Finland
                                   P.O. Box 144
                                   SF00101 Helsinki, Finland

Andrew S.B. Knight/4/              Non Executive Director of News Corporation            News Corporation
                                   c/o News International plc
                                   1 Virginia Street
                                   London E19X4 England

Hamish Maxwell                     Non Executive Director of News Corporation            News Corporation
                                   100 Park Avenue
                                   New York, New York

Keith H. McDonald/5/               Non Executive Director of News Corporation;           News Corporation
                                   Non Executive Chairman of Queensland Press
                                   Limited
                                   41 Campbell Street
                                   Bowen Hills
                                   Queensland 4006

Anna M. Murdoch                    Non Executive Director of News Corporation;           News Corporation
                                   Director of NAHI
                                   10201 West Pico Boulevard
                                   Los Angeles, CA 90035

---------------------
/2/    Citizen of Australia
/3/    Citizen of Finland
/4/    Citizen of United Kingdom
/5/    Citizen of Australia

                                                                                             Principal Business or
                                                                                             Organization in Which
                                                                                              Such Employment is
             Name                    Principal Occupation and Business Address                    Conducted
             ----                    -----------------------------------------                    ---------
Lachlan K. Murdoch                 Executive Director of News Corporation;               News Corporation
                                   Chairman and Director of Queensland Press
                                   Limited; Director of Herald & Weekly Times
                                   Limited; Managing Director and Director of News
                                   Limited; Deputy Chairman of STAR TV
                                   2 Holt Street
                                   Sydney, New South Wales 2010
                                   Australia

Thomas J. Perkins                  Non Executive Director of News Corporation;           Kleiner Perkins
                                   Senior Partner at Kleiner Perkins Canfield &
                                   Byers ("Kleiner Perkins"); Chairman of the Board
                                   of Tandem Computers; Director of Philips
                                   Electronics N.V.
                                   4 Embarcadero Center
                                   Suite 3520
                                   San Francisco, CA 94111

Bert C. Roberts, Jr.               Non Executive Director of News Corporation;           MCI
                                   Chairman, Director and Chief Executive Officer
                                   of MCI Communications Corporation ("MCI");
                                   Director of British Telecommunications plc
                                   1801 Pennsylvania Avenue, N.W.
                                   Washington, D.C. 20006

Stanley S. Shuman                  Non Executive Director of News Corporation;           Allen & Company
                                   Executive Vice President and Managing Director
                                   of Allen & Company Incorporated ("Allen &
                                   Company"); Director of NAHI
                                   711 Fifth Avenue
                                   New York, New York 10176

Arthur M. Siskind                  Executive Director, Senior Executive Vice             News Corporation
                                   President and Group General Counsel of News
                                   Corporation; Director of BSkyB; Director and
                                   Executive Vice President of NAHI; Director of
                                   STAR TV
                                   1211 Avenue of the Americas
                                   New York, New York 10036

Haim Saban                         Chairman of the Board and Chief Executive             Saban
                                   Officer of FKWW; Chairman and Chief Executive
                                   Officer of Saban Entertainment, Inc. ("Saban")
                                   10960 Wilshire Boulevard
                                   Los Angeles, CA 90024

Margaret Loesch                    President and Director of FKWW; Chairman and          FKWW
                                   Chief Executive Officer of Fox Kids Network
                                   Worldwide
                                   10960 Wilshire Boulevard
                                   Los Angeles, CA 90024

                                                                                           Principal Business or
                                                                                           Organization in Which
                                                                                            Such Employment is
            Name                     Principal Occupation and Business Address                  Conducted
            ----                     -----------------------------------------                  ---------
Mel Woods                          President, Chief Operating Officer, Chief             FKWW
                                   Financial Officer and Director of FKWW;
                                   President and Chief Operating Officer of Saban
                                   10960 Wilshire Boulevard
                                   Los Angeles, CA 90024

Shuki Levy                         Executive Vice President and Director of FKWW         FKWW
                                   10960 Wilshire Boulevard
                                   Los Angeles, CA 90024

William Josey                      Senior Vice President, Business Affairs and           Saban
                                   General Counsel-Saban; Secretary of FKWW
                                   10960 Wilshire Boulevard
                                   Los Angeles, CA 90024

Mitchell Stern                     President and Chief Operating Officer of Fox          Fox Television
                                   Television
                                   1999 South Bundy Drive
                                   Los Angeles, CA 90066

Lawrence Jacobson                  Executive Vice President of Fox; Executive Vice       Fox Television
                                   President of Twentieth Holdings
                                   10201 West Pico Boulevard
                                   Los Angeles, CA 90035

Jay Itzkowitz                      Senior Vice President of Fox Television; Senior       Fox Television
                                   Vice President of Twentieth Holdings
                                   10201 West Pico Boulevard
                                   Los Angeles, CA 90035

Gerald Friedman                    Senior Vice President of Fox Television               Fox Television
                                   1999 South Bundy Drive
                                   Los Angeles, CA 90066

Raymond L. Parrish                 Vice President of Fox Television; Vice President      Fox Television
                                   of Twentieth Holdings
                                   10201 West Pico Boulevard
                                   Los Angeles, CA 90035

Elisabeth Swanson                  Vice President of Fox Television                      Fox Television
                                   1999 South Bundy Drive
                                   Los Angeles, CA 90035

Molly Pauker                       Vice President of Fox Television; Vice President      Fox Television
                                   of Twentieth Holdings
                                   5151 Wisconsin Avenue N.W.
                                   Washington, D.C. 20016

Muriel Reis                        Vice President of Fox Television                      Fox Television
                                   205 East 67th Street
                                   New York, NY 10021